

January 31, 2011

Mr. Alex Vanselow
Chief Financial Officer
BHP Billiton Limited and BHP Billiton PLC
180 Lonsdale Street, Melbourne, Victoria 3000
Australia

> **Re: BHP Billiton Limited and BHP Billiton PLC**
> **Form 20-F for the Fiscal Year Ended June 30, 2010**
> **Filed September 21, 2010**
> **File No. 1-09526 and 1-31714**

Dear Mr. Vanselow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended June 30, 2010

Ore Reserves page 82

1.   We note your disclosure explaining that your reported reserves do not exceed the quantities that could be extracted economically if future prices were at similar levels to the average historical prices for traded metals for the three years to December 2009, or for bulk commodities the three year historical contracted prices. In addition, you state that current operating costs have been matched to the average historical prices in your test for impairment in accordance with Industry Guide 7. Tell us how you decided that the prices used to calculate your reserves did not constitute material information which would need to be disclosed in your filing to comply with Instruction 1(a) to Item 4.D of Form 20-F.

2.   Please forward to our engineer, as supplemental information and not as part of your filing, the technical documentation pertaining to your Olympic Dam operation in

Australia which establishes the legal, technical, and economic feasibility of the mineralization which you have designated as reserves, pursuant to paragraph (c) of Industry Guide 7 and Rule 12b-4 of Regulation 12B. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call, if he has technical questions about your reserves.

If you wish to have this supplemental material returned, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief